Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 27, 2019

The extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Sunday, October 27, 2019 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve certain funding agreements of the Company with Ami Sagi and with certain U.S. investors that include a private placement to Mr. Sagi that will result in, among other things, (i) an increase in Mr. Sagi’s holdings to more than 25% of the voting rights in the Company, which will result in Mr. Sagi acquiring a controlling interest (as such term is defined in the Israeli Companies Law of 1999 (the “Companies Law”)) in the Company, pursuant to Section 328(b) of the Companies Law, and (ii) resulting issuances under existing price protection undertakings; and

2.	To approve an increase in the Company’s authorized share capital to NIS 45,000,000 divided by 30,000,000 ordinary shares NIS 1.50 par value each, and to amend the Company’s memorandum of association and articles of association accordingly.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share, and holders of American Depositary Shares (“ADSs”), each representing one ordinary share, issued by the Bank of New York Mellon (“BNY Mellon”) by the close of business on September 27, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The board of directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than October 27, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The board of directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Adi Goldin
Chairman of the Board of Directors

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, and to holders of American Depository Shares (“ADSs”), each representing one ordinary share issued by the Bank of New York Mellon (“BNY Mellon”), of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on Sunday, October 27, 2019, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve certain funding agreements of the Company with Ami Sagi and with certain U.S. investors that include a private placement to Mr. Sagi that will result in, among other things, (i) an increase in Mr. Sagi’s holdings to more than 25% of the voting rights in the Company, which will result in Mr. Sagi acquiring a controlling interest (as such term is defined in the Israeli Companies Law of 1999 (the “Companies Law”)) in the Company, pursuant to Section 328(b) of the Companies Law, and (ii) resulting issuances under existing price protection undertakings; and

2.	To approve an increase in the Company’s authorized share capital to NIS 45,000,000 divided by 30,000,000 ordinary shares NIS 1.50 par value each, and to amend the Company’s memorandum of association and articles of association accordingly.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than October 20, 2019.

Board Recommendation

The board of directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on September 27, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on September 15, 2019, the Company had outstanding 3,820,7901 ordinary shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon as depositary, and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

1 Not including 18,409 ordinary shares in treasury.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange (the “TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on October 27, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about October 3, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of Proposal No. 1 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

Under the Companies Law, each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 1 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The approval of Proposal No. 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., October 17, 2019).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPROVAL OF CERTAIN FUNDING AGREEMENTS OF THE COMPANY WITH AMI SAGI AND WITH CERTAIN U.S. INVESTORS THAT INCLUDE A PRIVATE PLACEMENT TO MR. SAGI THAT WILL RESULT IN, AMONG OTHER THINGS, (I) AN INCREASE IN MR. SAGI’S HOLDINGS TO MORE THAN 25% OF THE VOTING RIGHTS IN THE COMPANY, WHICH WILL RESULT IN MR. SAGI ACQUIRING A CONTROLLING INTEREST (AS SUCH TERM IS DEFINED IN THE ISRAELI COMPANIES LAW OF 1999 (THE “COMPANIES LAW”)) IN THE COMPANY, PURSUANT TO SECTION 328(B) OF THE COMPANIES LAW, AND (II) RESULTING ISSUANCES UNDER EXISTING PRICE PROTECTION UNDERTAKINGS

On August 30, 2019, following the approval of the Company’s audit committee and board of directors, the Company entered into certain funding agreements with Mr. Ami Sagi and with certain U.S. investors with many years of deep experience in 3D printing. The Company signed (i) a Convertible Loan Agreement with Mr. Sagi (the “Sagi Loan Agreement”), pursuant to which Mr. Sagi agreed, upon the terms and subject to the conditions of the Sagi Loan Agreement, to provide a loan to the Company in an amount of U.S. $3,000,000 in two tranches; and, (ii) a Convertible Loan Agreement with certain U.S. investors (the “U.S. Loan Agreement”, and, together with the Sagi Loan Agreement, the “Transaction”), pursuant to which certain U.S. investors (the “U.S. Investors”)2 agreed, upon the terms and subject to the conditions of the U.S. Loan Agreement, to provide a loan to the Company in an amount of U.S. $3,500,000 in one tranche.

The following is a summary of the principal terms of the Transaction:

The Sagi Loan Agreement

The Sagi Loan Agreement provides that the transactions contemplated by the Sagi Loan Agreement shall occur in three separate closings:

On the first closing date (the “Sagi First Closing Date”), which occurred on September 3, 2019, Mr. Sagi transferred to the Company the principal amount of U.S. $2,000,000 (the “First Principal Amount”).

On the second closing date, which will occur three business days after the Company shall have executed a license and/or a co-development agreement with a certain strategic business partner of the Company with respect to the Company’s intellectual property (if such were to occur) (the “Sagi Second Closing Date”), the following shall occur: (i) Mr. Sagi will transfer to the Company the principal amount of U.S. $1,000,000 (the “Second Principal Amount”), and (ii) if the Sagi Second Closing Date shall occur after the Sagi Third Closing Date (as defined below), the Company will issue to Mr. Sagi a warrant to purchase up to 250,000 ADSs (the “Second Closing Warrant”).

On the third closing date, which will occur three business days after the Company shall have received the approval of its shareholders (the “Shareholder Approval”) in accordance with Section 328(b) of the Companies Law for transactions contemplated by the Sagi Loan agreement (for a holding by Mr. Sagi of voting rights in the Company that are equal to or exceeding 25% of the voting rights in the Company) and in accordance with Section 275 of the Companies Law for the implementation of existing anti-dilution undertakings of the Company towards Mr. Sagi, Alpha Capital Anstalt and Meitav Dash Provident Funds and Pension Ltd. as detailed herein (the “Sagi Third Closing Date”), the following shall occur (i) the First Principal Amount and the Second Principal Amount (to the extent applicable) will automatically be converted into ADSs at a conversion price equal to U.S. $4.00 per ADS, and the Company shall pay to Mr. Sagi the interest accrued on the converted principal in cash, (ii) the Company will issue to Mr. Sagi a warrant to purchase up to 500,000 ADSs, and, (iii) if the Sagi Second Closing Date shall have occurred prior to the Sagi Third Closing Date, the Company will issue to Mr. Sagi the Second Closing Warrant.

2 The U.S. Investors have informed the Company that they are four independent and separate persons that are not operating together in the scope of the Transaction.

If the Sagi Third Closing Date occurs before the Sagi Second Closing Date, the payment of U.S. $1,000,000 (to the extent the Sagi Second Closing Date occurs) shall be made by way of an equity investment in the Company, and not by way of a convertible loan, at a price equal to U.S. $4.00 per ADS. Following the Shareholder Approval and the Sagi Third Closing Date Mr. Sagi will become a holder of approximately 30% of the voting rights in the Company which will acquire Mr. Sagi with the controlling interest (as such term is defined in the Companies Law) in the Company. For additional details regarding the shareholdings structure in the Company following the Transaction, see below.

The U.S. Loan Agreement

The U.S. Loan Agreement provides that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 6, 2019 (the “U.S. Investors First Closing Date”), the U.S. Investors transferred to the Company the principal amount of U.S. $3,500,000 (the “Principal Amount”). On the second closing date, which will occur simultaneously with the Sagi Third Closing Date, i.e. three business days after the Company shall have received the Shareholder Approval (the “U.S. Investors Second Closing Date”), the following shall occur: (i) the Principal Amount will automatically be converted into ADSs at a conversion price equal to U.S. $4.00 per ADS, and the Company shall pay the U.S. Investors the interest accrued on the converted principal in cash, and (ii) the Company will issue the U.S. Investors warrants to purchase up to an aggregate amount of 875,000 ADSs, at an exercise price of U.S. $4.00 per ADS.

Terms of Loans

The loans have a maturity date of three years from the date they were extended to the Company and they bear interest at a rate of 6% per annum, payable in arrears on a quarterly basis. The principal amount of the loans automatically converts into ADSs at a conversion U.S. $4.00 per ADS (the “Conversion Price”) upon the occurrence of the conditions described above (the “Conversion ADSs”). The loans may be prepaid early without any penalty and upon the occurrence of certain events of default, the outstanding loan amount will become, at the election of the lenders, immediately due and payable. The Conversion Price is subject to adjustments upon certain events, including share splits and share dividends. In addition, until the three-year anniversary of the Sagi First Closing Date or the U.S. Investors First Closing Date, as applicable, and so long as the principal amount under the loans has not converted into ADSs, in the event of certain subsequent equity issuances at a price that is lower than the then applicable Conversion Price, the Conversion Price shall adjust to such lower price.

Terms of Warrants

The warrants issuable under the Transaction are exercisable at U.S. $4.00 per ADS (the “Exercise Price”) and have a term of three years from their date of grant (the “Warrant ADSs”). The warrants are subject to adjustments upon certain events, including share splits, share dividends, and fundamental transactions. In addition, until the three-year anniversary of the Sagi First Closing Date or the U.S. Investors First Closing Date, as applicable, in the event of certain subsequent equity issuances at a price that is lower than the then applicable Exercise Price, the Exercise Price shall adjust to such lower price.

Price Protection Undertakings

Upon the receipt of Shareholder Approval, the Company has agreed to enter into Price Protection Agreements pursuant to which, until the three-year anniversary of the Sagi First Closing Date or the U.S. Investors First Closing Date, as applicable, the Company shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than U.S. $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to the holdings of Mr. Sagi and the U.S. Investors in the Company as of the Sagi First Closing Date or the U.S. Investors First Closing Date, as applicable. Such undertaking will cancel any existing price protection undertakings that the Company is a party to with regard to the holdings of Mr. Sagi in the Company.

Registration Rights

Concurrently with execution of the Sagi Loan Agreement and the U.S. Loan Agreement, the Company entered into a Registration Rights Agreement with each of Mr. Sagi and the U.S. Investors, pursuant to which the Company granted one demand registration right to each of Mr. Sagi and the U.S. Investors, which may be requested at any time within 24 months following the Sagi Third Closing Date or the U.S. Investors Second Closing Date, as applicable. In addition, the Company granted to each of Mr. Sagi and the U.S. Investors F-3 shelf registration rights pursuant to which Mr. Sagi and the U.S. Investors can demand the filing of a shelf registration statement or a public offering under such shelf registration statement, but not more than twice during any 12 month period.  The Company also granted to Mr. Sagi and the U.S. Investors certain piggyback registration rights.  All registration rights granted relate to ordinary shares held by Mr. Sagi and the U.S. Investors as well as the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

As part of the Registration Rights Agreements, the Company granted customary indemnification rights pursuant to which the Company undertook to indemnify Mr. Sagi and the U.S. Investors, as the case may be, from and against all Losses (as such term is defined in the Registration Rights Agreements) arising out of or relating to any untrue or alleged untrue statement or omission or alleged omission of a material fact contained in a registration statement and violations of securities laws in connection with the Registration Rights Agreements. Moreover, Mr. Sagi and the U.S. Investors undertook to indemnify the Company, severally and not jointly, from and against all Losses arising out of or relating to any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in any registration statement, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by Mr. Sagi or the U.S. Investors, as the case may be.

The Company also undertook to bear all fees and expenses incident to the performance of or compliance with the Registration Rights Agreements, whether or not any registerable securities are sold pursuant to a registration statement. This shall include all registration and filing fees, printing expenses, communication and delivery expenses, fees and disbursements of counsel for the Company, Securities Act liability insurance (should the Company desire such insurance), and the fees and expenses of all other persons retained by the Company in connection with the consummation of the Registration Rights Agreements.

Legal Restrictions on the Transfer of the Issued Shares

The securities issued or issuable to Mr. Sagi are being offered and sold in an offshore transaction in reliance upon an exemption from registration requirements of Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The securities issued or issuable to the U.S. Investors are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Trigger of Existing Price Protection Undertakings

Following Shareholder Approval, the Company is required to implement existing anti-dilution undertakings towards Alpha Capital Anstalt, Mr. Sagi, and Meitav Dash Provident Funds and Pension Ltd. As a result, the Company will issue to the above shareholders an aggregate of approximately 440,000 and up to 450,000 ADSs and, in addition, the exercise price of the warrants held by these shareholders will be adjusted to U.S. $4.00 per share.

Shareholdings Structure

The following table lists the holdings in the Company’s ADSs, to the Company’s knowledge, as of the date of this Proxy Statement, following the implementation of existing price protection undertakings, and immediately following the different closings of the Transaction, and assuming no other issuances.

Shareholder	As of September 15, 2019				Anti-Dilution ADSs[1]		Upon Sagi Third Closing and U.S. Investors Second Closing (including Anti-Dilution ADS)[2]				Upon Sagi Second Closing (including Sagi Third Closing, U.S. Investors Second Closing and Anti-Dilution ADSs)
	ADSs	%	ADSs	%	ADSs	%	ADSs	%	ADSs	%	ADSs	%	ADSs	%
			On a fully diluted basis[3]						On a fully diluted basis[4]				On a fully diluted basis
Ami Sagi	954,300	24.98	1,140,300	16.08	79,714	1.26	1,534,014	27.22	2,220,014	21.59	1,784,014	30.31	2,720,014	25.23
U.S. Investors[5]	-	-	-	-	-	-	875,000	15.53	1,750,000	17.02	875,000	14.87	1,750,000	16.23
Remaining Holdings	2,866,488	75.02	5,953,028	83.92	359,8516	5.69	3,226,339	57.25	6,312,879	61.39	3,226,339	54.82	6,312,879	58.54
Total	3,820,788	100	7,093,328	100	439,565		5,635,353	100	10,282,893	100	5,885,353	100	10,782,893	100

[1]	Estimated number of ADSs to be issued following Shareholder Approval of the Transaction, according to existing price protection agreements entered into by the Company in 2017 with each of Mr. Sagi, Alpha Capital Anstalt and Meitav Dash Provident Funds and Pension Ltd. (collectively, the “Existing Investors”). The figures presented are an estimate only as actual number of ADSs to be issued as a result of the implementation of the price protection undertakings are subject to the rate of exchange of the U.S. Dollar and the NIS as of the date of Shareholder Approval.

[2]	Excluding any securities to be issued upon the Sagi Second Closing, if applicable.

[3]	Including warrants and pre-funded warrants issued by the Company to the Existing Investors as well as options granted to the Company’s employees, directors, officers and consultants under the Company’s share option plan.

[4]	Excluding any securities to be issued upon the Sagi Second Closing, if applicable.

[5]	See footnote 1 above.

[6]	Anti-dilution ADSs to be issued to Alpha Capital Anstalt and Meitav Dash Provident Funds and Pension Ltd. resulting from existing price protection agreements, as detailed in note 1 above.

Conditions to Closings

The Sagi Loan Agreement and the U.S. Loan Agreement provide that the Sagi Third Closing Date and the U.S. Investors Second Closing Date are subject to the receipt of the Shareholder Approval.

Section 328(a) of the Companies Law provides, among other things, that no acquisition will be made in a public company that will result in (i) a person holding 25% or more of the company’s voting rights (a “Controlling Interest”), if there is no person that holds a Controlling Interest in the company; or (ii) a person holding more than 45% of the company’s voting rights, if there is no person that holds 45% or more of the voting rights in the company, unless by way of a special tender offer. Section 328(b) of the Companies Law further provides that the above shall not apply to a purchase of shares by way of a private placement, provided that such purchase was approved by the company’s shareholders as a private placement that is intended to acquire the offeree the Controlling Interest or the holding of 45% or more of the voting rights in the company.

To the best of the Company’s knowledge, as of the date of this Proxy Statement, no shareholder of the Company holds a Controlling Interest in the Company. However, following the approval of the Company’s shareholders of this Proposal No. 1, Mr. Sagi will hold approximately 30% of the voting rights in the Company and will become a holder of a Controlling Interest in the Company. Accordingly, the Company’s shareholders are requested to approve the Transaction, including the holdings by Mr. Sagi of the Controlling Interest in the Company pursuant to Section 328(b) of the Companies Law.

In addition, as the Transaction triggers price protection undertakings towards the Existing Investors (see note 1 to the table above) and as the Existing Investors hold more than 25% of the voting rights in the Company, under the Companies Law, the Existing Shareholders are deemed for this purpose as a “Controlling Shareholder” of the Company and the Shareholder Approval requires a Special Majority.

The Sagi Loan Agreement further provides that the Sagi Second Closing Date is subject to the execution of a license and/or a co-development agreement with a certain strategic business partner of the Company with respect to the Company’s intellectual property.

Termination

Under the Sagi Loan Agreement and the U.S. Loan Agreement, each party may terminate the relevant agreement with respect to the Sagi Third Closing and the U.S. Investors Second Closing, as applicable, if they have not been consummated before August 1, 2020. The Sagi Loan Agreement further provides that either party may terminate the Sagi Loan Agreement with respect the Sagi Second Closing, if the Sagi Second Closing has not been consummated on or before March 31, 2020.

Upon any such termination neither party shall have any liability and/or any claim or demand against the other party in connection with such termination.

Summary of the Audit Committee’s and Board of Directors’ Reasoning for the Approval of the Transaction

The members of the Company’s audit committee and board of directors discussed and unanimously approved the Transaction, including the resulting issuances under existing price protection undertakings.

The audit committee and board of directors noted that the Company is in extreme need of cash and its current funds will serve the Company for three months only. The Transaction provides the Company with immediate funds that will allow the Company to continue to continue conducting its business. The Transaction further provides the Company with the opportunity to receive additional funding (U.S. $1 million) upon execution of a license agreement or a co-development agreement as detailed above, as well as additional U.S. $5.5 million (excluding any amounts that may be received by the Company upon the Sagi Second Closing Date pursuant to the Sagi Loan Agreement) from cash exercise of the warrants granted as part of the Transaction taking into consideration that their exercise price (U.S. $4 per ADS) is identical to the price per ADS reflected in the Transaction.

It was further noted that if Shareholder Approval is not received, the Company is due to repay the loans within a three-year period during which the Company will be able to pursue other funding alternatives.

The Transaction reflects a price of U.S. $4.00 per ADS, which is higher by 3.4% and 4.6% of the closing price and the average closing price of the Company’s ADSs on the Nasdaq Capital Market during the one day and 30-day trading days periods, respectively, preceding the date of the approval of the Transaction terms by the audit committee and board of directors. The audit committee and board of directors found the price per ADS fair and reasonable under the circumstances.

The raising of funds through a private placement is a relatively quick process involving relatively low costs compared to other alternatives of raising capital considered by the Company. In addition, the Transaction does not involve the payment of any brokerage fees or finder fee commission.

In light of all of the above, the audit committee and board of directors concluded that the Transaction is advisable and to the benefit of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the certain funding agreements of the Company with Mr. Ami Sagi and with certain U.S. investors that include a private placement to Mr. Sagi that will result in, among other things, (i) an increase in Mr. Sagi’s holdings to more than 25% of the voting rights in the Company, which will result in Mr. Sagi acquiring a controlling interest (as such term is defined in the Israeli Companies Law of 1999 (the “Companies Law”)) in the Company, pursuant to Section 328(b) of the Companies Law, and (ii) resulting issuances under existing price protection undertakings, as presented to the shareholders, be and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL TO NIS 45,000,000 CONSISTING OF 30,000,000 ORDINARY SHARES NIS 1.50 PAR VALUE EACH, AND TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION ACCORDINGLY

The Company’s authorized share capital is currently NIS 22,500,000, consisting of 15,000,000 ordinary shares, NIS 1.50 par value per share. The board of directors recommends that at the General Meeting, the shareholders approve an increase of the authorized share capital of the Company to be NIS 45,000,000 consisting of 30,000,000 ordinary shares, NIS 1.50 par value per share, and the amendment of the Company’s memorandum of association and articles of association accordingly.

The board of directors believes that the proposed increase in the Company’s authorized share capital is necessary to ensure that the Company will have sufficient authorized share capital available to meet its undertakings towards its shareholders as well as pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional ordinary shares and/or warrants to raise additional capital for the Company’s business, to execute potential acquisitions, or to make future grants under the Company’s share option plan.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the increase of the authorized share capital of the Company as well as the amendment of the Company’s memorandum of association and articles of association accordingly, as presented to the shareholders, be and the same hereby is, approved.”

The board of directors recommends a vote “FOR” the approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 16, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 16, 2019, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Adi Goldin
Chairman of the Board of Directors